EXHIBIT 99.4

Dated as of  February 24, 2013

NEXEN INC.

and

DEUTSCHE BANK TRUST COMPANY AMERICAS

FIRST SUPPLEMENTAL INDENTURE

to the

TRUST INDENTURE

Dated as of November 4, 2003

FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”) dated as of February 24, 2013 between Nexen Inc., a corporation existing under the Canada Business Corporations Act (the “CBCA”) and having its head office in the City of Calgary, in the Province of Alberta (“Nexen AmalCo”) and DEUTSCHE BANK TRUST COMPANY AMERICAS, a banking corporation duly organized and existing under the laws of the State of New York, having an office in the City of New York, in the State of New York (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, Nexen AmalCo was formed by the amalgamation of Nexen Inc. (“Nexen”), a corporation existing under the CBCA, and Nexen Petroleum International Inc. (“NPII”), a corporation existing under the CBCA and a wholly owned subsidiary of Nexen (the “Amalgamation”) ;

WHEREAS, Nexen Amalco, the corporation formed by the amalgamation of Nexen and NPIC is named Nexen Inc.;

WHEREAS, Nexen and the Trustee are parties to that certain indenture dated as of November  4, 2003 (the “Original Indenture”), pursuant to which US$460,000,000 of 7.35% Notes due 2043 were issued (the “Securities”);

WHEREAS, Section 8.01(a)(ii) of the Original Indenture provides, in part, that Nexen may amalgamate with another Person so long as the successor company shall expressly assume by supplemental indenture, executed and delivered to the Trustee, Nexen’s obligations under the Securities and the Indenture;

WHEREAS, Section 9.01(1) of the Original Indenture provides for the entering into of a supplemental indenture to evidence, among other things, the succession of another entity to Nexen and the assumption by any such successor of the covenants of Nexen contained in the Indenture and in the Securities;

WHEREAS, Nexen has requested that the Trustee execute and deliver this First Supplemental Indenture.  Nexen has delivered to the Trustee an Opinion of Counsel and an Officers’ Certificate pursuant to Sections 1.02, 8.01(e) and 9.03 of the Original Indenture to the effect  (i) that the and the execution of the First Supplemental Indenture complies with this Indenture and all conditions precedent in this Indenture relating to the Amalgamation and the First Supplemental Indenture have been complied with and (ii) that the execution of the First Supplemental Indenture is authorized or permitted by the Indenture.  Nexen has further delivered to the Trustee an Opinion of Counsel pursuant to Sections 8.01(b) of the Original Indenture to the effect that the Amalgamation  is upon  such terms as substantially to preserve and not to prejudice any of the rights and powers of the Trustee or of the Holders of Securities. Nexen has further delivered to the Trustee an opinion of outside counsel of nationally recognized standing with respect to certain matters of Canadian  federal  income taxation pursuant to Sections 8.01(d) of the Original Indenture; and

WHEREAS the Board of Directors of Nexen has duly authorized the Amalgamation.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH: that for good and valuable consideration (the receipt and sufficiency or which are hereby acknowledged by each of the parties), the parties hereto agrees as follows:

1.	INTERPRETATIONS AND AMENDMENTS

1.1	Definitions in First Supplemental Indenture

All terms contained in this First Supplemental Indenture which are defined in the Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Indenture.

1.2	Interpretation not Affected by Headings

The division of this First Supplemental Indenture into Articles and Sections, the provision of the table of contents hereto and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this First Supplemental Indenture.

2.	SUCCESSION

2.1.	Succession to Indenture.

Pursuant to the Amalgamation, Nexen AmalCo hereby succeeds to and is substituted for Nexen as the “Issuer” under the Indenture and the Securities, with the same effect as if Nexen AmalCo had been a party to the Indenture.  Nexen AmalCo agrees to comply with all applicable terms of the Indenture.

2.2.	Assumption of Obligations and Covenants.

Pursuant to the Amalgamation, Nexen AmalCo hereby assumes all obligations and covenants of, and may exercise every right and power of Nexen under the Indenture and the Securities.

2.3	Representations and Warranties.

Nexen AmalCo hereby represents and warrants that:

(i)           it is a duly incorporated entity, validly existing and in good standing under the laws of its jurisdiction of formation;

(ii)           it has full power, right and authority to execute and deliver this First Supplemental Indenture and to consummate the transactions contemplated hereby and by the Original Indenture;

(iii)           the execution and delivery of this First Supplemental Indenture and the consummation of the transactions contemplated hereby have been duly and validly approved by all requisite action on its part; and this First Supplemental Indenture has been duly executed and delivered by it, and assuming the due authorization, execution and delivery of this First Supplemental Indenture by the Trustee, this First Supplemental Indenture constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms; and

(iv)           any registration, declaration, or filing with, or consent, approval, license, permit, or other authorization or order by, any governmental or regulatory authority, domestic or foreign, that is required of it in connection with the valid execution, delivery, acceptance, and performance by it under this First Supplemental Indenture or the consummation by it of any transaction contemplated hereby has been completed, made, or obtained.

2.4	Notice Address

References in the Original Indenture and related transaction documents to the notice address of the Issuer shall be deemed to refer to the address of Nexen AmalCo at: 801- 7th Avenue S.W. Calgary, Alberta, Canada, T2P 3P7.

3.	GENERAL

3.1	Effectiveness

This First Supplemental Indenture will become effective upon its execution and delivery by the parties hereto.

3.2	Effect of Recitals
The recitals contained herein shall be taken as the statements of the Issuer, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness.

3.3	Ratification of Indenture

The Indenture as supplemented by this First Supplemental Indenture is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

3.4	Governing Law

This First Supplemental Indenture and the Indenture as supplemented hereby shall be governed by and construed in accordance with the laws of the State of New York.

3.5	Severability

In case any provision in this First Supplemental Indenture and the Indenture as supplemented hereby shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

3.6	Counterparts and Formal Date
This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first above written.  The parties hereto may provide signatures to this First Supplemental Indenture by facsimile or electronic mail, and such facsimile or electronic mail signatures shall be deemed to be the same as original signatures.

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IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Indenture on the date first above written.

NEXEN INC.

Per:	/s/ Una M. Power
Name: Una M. Power
Title: Interim Chief Financial Officer and Senior Vice President, Corporate Planning and Business Development

Per:	/s/ J. Michael Backus
Name: J. Michael Backus
Title: Treasurer

DEUTSCHE BANK TRUST COMPANY AMERICAS, as trustee

By	Deutsche Bank National Trust Company

Per:	/s/ Kelvin Vargas
Name: Kelvin Vargas
Title: Associate

Per:	/s/ Jeffrey Schoenfeld
Name: Jeffrey Schoenfeld
Title: Associate

[Signature Page to First Supplemental Indenture to Nexen’s 2003 Indenture]